Exhibit 12.2
Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS — Unaudited
(Dollars in Millions)

	Six Months
	Ended June 30		Year Ended December 31
	2006	2005	2005	2004	2003	2002	2001
Portion of rentals representing interest	$34	$31	$62	$57	$63	$66	$54

Capitalized interest, including discontinued operations	68	41	83	48	41	16	27

Other interest and fixed charges, including discontinued operations	91	127	240	279	270	316	349

Total fixed charges (A)	$193	$199	$385	$384	$374	$398	$430

Earnings-pretax income with applicable adjustments (B)	$4,219	$2,057	$4,557	$2,905	$2,421	$1,446	$3,365

Ratio of (B) to (A)	21.86	10.34	11.84	7.57	6.47	3.63	7.83